UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Green Stream Holdings Inc.
(Name of Issuer)

Series B Convertible Preferred Stock
(Title of Class of Securities)

None
(CUSIP Number)

March 10th, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Paul Khan
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Canadian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	6	Shared Voting Power
Series B Convertible Preferred Stock Owned Individually
	7	Sole Dispositive Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	8	Shared Dispositive Power
Series B Convertible Preferred Stock Owned Individually
9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000 Series B Convertible Preferred Stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐ Not Applicable
11	Percent of class represented by amount in row (9)
5%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Marc Desparois
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Canadian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	6	Shared Voting Power
Series B Convertible Preferred Stock Owned Individually
	7	Sole Dispositive Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	8	Shared Dispositive Power
Series B Convertible Preferred Stock Owned Individually
9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000 Series B Convertible Preferred Stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐ Not Applicable
11	Percent of class represented by amount in row (9)
5%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Ken Williams
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	6	Shared Voting Power
Series B Convertible Preferred Stock Owned Individually
	7	Sole Dispositive Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	8	Shared Dispositive Power
Series B Convertible Preferred Stock Owned Individually
9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000 Series B Convertible Preferred Stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐ Not Applicable
11	Percent of class represented by amount in row (9)
5%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Wendy Williams
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	6	Shared Voting Power
Series B Convertible Preferred Stock Owned Individually
	7	Sole Dispositive Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	8	Shared Dispositive Power
Series B Convertible Preferred Stock Owned Individually
9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000 Series B Convertible Preferred Stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐ Not Applicable
11	Percent of class represented by amount in row (9)
5%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Connie Helwig
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	6	Shared Voting Power
Series B Convertible Preferred Stock Owned Individually
	7	Sole Dispositive Power
30,000 Series B Convertible Preferred Stock Equivalent To 30,000,000,000 Common Stock
	8	Shared Dispositive Power
Series B Convertible Preferred Stock Owned Individually
9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000 Series B Convertible Preferred Stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐ Not Applicable
11	Percent of class represented by amount in row (9)
5%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:

(b)	Address of Issuer’s Principal Executive Offices:

Item 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office or, if None, Residence:

(c)	Citizenship:

(d)	Title and Class of Securities:

(e)	CUSIP No.:

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8.	Identification and classification of members of the group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2020

/s/ Marc Desparois
Marc Desparois

/s/ Paul Khan
Paul Khan

/s/ Connie Helwig
Connie Helwig

/s/ Kenneth Williams
Kenneth Williams

/s/ Wendy Williams
Wendy Williams